Filed by Rayonier Inc. and Rayonier Operating Company LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pope Resources, a Delaware limited partnership

Commission File No.: 1-6780

Date: 2/6/2020

On February 6, 2020, Rayonier Inc. (“Rayonier”) hosted a conference call to discuss the results of its fourth fiscal quarter, during which certain supplemental information about Rayonier’s pending acquisition of Pope Resources, a Delaware limited partnership, was discussed. A copy of the transcript from this call follows.

Event ID:      140145296881

Event Name: Q4 2019 Rayonier Inc Earnings Call

Event Date:    2020-02-06T15:00:00 UTC

P: Operator;;

C: David L. Nunes; Rayonier Inc.; President, CEO & Director

C: Douglas M. Long; Rayonier Inc.; SVP of Forest Resources

C: Mark D. McHugh; Rayonier Inc.; Senior VP & CFO

P: Collin Philip Mings; Raymond James & Associates, Inc., Research Division; Analyst

P: John Plimpton Babcock; BofA Merrill Lynch, Research Division; Associate

P: Mark Adam Weintraub; Seaport Global Securities LLC, Research Division; MD & Senior Research Analyst

P: Mark William Wilde; BMO Capital Markets Equity Research; Senior Analyst

P: Paul C. Quinn; RBC Capital Markets, Research Division; Director of Paper and Forest Products & Paper and Forest Products Analyst

P: Randy Devin Toth; Citigroup Inc, Research Division; Associate

+++ presentation

Operator^ Welcome and thank you for joining the Rayonier’s Fourth Quarter 2019 Teleconference Call. (Operator Instructions). Today’s conference is being recorded. If you have any objections, you may disconnect at this time. Now, I will turn the call over to your conference host, Mr. Mark McHugh, Senior Vice President and CFO. Sir, you may begin.

Mark D. McHugh^ Thank you, and good morning. Welcome to Rayonier’s investor teleconference covering fourth quarter earnings. Our earnings statements and financial supplement were released yesterday afternoon and are available on our website at rayonier.com. I would like to remind you that in these presentations, we include forward-looking statements made pursuant to the safe harbor provisions of federal securities laws. Our earnings release and Form 10-K filed with the SEC list some of the factors that may cause actual results to differ materially from the forward-looking statements we may make. They’re also referenced on Page 2 of our financial supplement. Throughout these presentations, we will also discuss non-GAAP financial measures, which are defined and reconciled to the nearest GAAP measure in our earnings release and supplemental materials. With that, let’s start our teleconference with opening comments from Dave Nunes, President and CEO. Dave?

David L. Nunes^ Thanks, Mark, and good morning, everyone. First, I’ll make some high-level comments before turning it back over to Mark to review our consolidated financial results. Then we’ll ask Doug Long, our Senior Vice President of Forest Resources, to comment on our U.S. and New Zealand timber results and following the review of our timber results, Mark will discuss our Real Estate results as well as our outlook for 2020.

In the fourth quarter, we generated adjusted EBITDA of $65 million and earnings per share of $0.12. Our fourth quarter results were generally in line with our expectations and consistent with the guidance provided on our third quarter earnings call as modestly stronger-than-expected results in our timber segments offset weaker-than-expected results in our

Real Estate segment, which was driven by the timing of closings. Overall, our team did a great job of navigating very difficult market conditions to deliver a relatively strong fourth quarter with adjusted EBITDA, exceeding the prior year quarter by approximately 30%. For the full year, we generated adjusted EBITDA of $248 million and earnings per share of $0.46. Full year adjusted EBITDA declined 27% versus the prior year driven primarily by a much lower contribution from our Real Estate segment following an extraordinarily strong 2018.

In our Southern Timber segment, we achieved full year adjusted EBITDA of $120 million, which represents an increase of 16% over the prior year. Notably, this result represents a record level of EBITDA for our Southern Timber segment driven primarily by increased volume due to productivity enhancements and acquisitions as well as an all-time high contribution from our non-timber income business. Thus, while our total consolidated adjusted EBITDA decline relative to 2018, it was certainly encouraging to see significant year-over-year EBITDA growth in our Southern Timber segment, which represents the largest component of our asset value.

In our Pacific Northwest Timber segment, we generated full year adjusted EBITDA of $17 million. This result represents a significant decline from the prior year as log export volumes and log prices declined dramatically following the implementation tariffs by China in late 2018.

Export market headwinds were further exacerbated during 2019 by the significant increase in European Spruce salvage volume flowing into the China market. Despite a challenging year in the Pacific Northwest, we were pleased to finish on a high note as fourth quarter adjusted EBITDA exceeded the prior 3 quarters combined, given — driven by significantly improved volume and stronger net stumpage realizations.

In our New Zealand Timber segment, full year adjusted EBITDA declined 17% to $76 million. The year-over-year decline in adjusted EBITDA was driven primarily by decreases in both export and domestic sawtimber prices as competition from European Spruce salvage volume put significant downward pressure on export log prices which in turn led to domestic price declines. Despite significant export market headwinds, particularly in the second half of the year, the New Zealand Timber segment still managed to generate its third highest EBITDA result since we began consolidating results of this business in 2013.

Lastly, in our Real Estate segment, we generated full year adjusted EBITDA of $60 million, which is roughly half the prior year result. This year-over-year decline was driven entirely by a significantly lower number of acres sold in 2019 following an extraordinary level of Real Estate volume in 2018, including 2 large transactions in Louisiana and New Zealand. Notably, our average price per acre of over $4,300 on Real Estate sales in 2019 was the highest level that we have achieved since 2007. As we have often stated in the past, this business is all about premium. So despite the lower volume of acres sold in 2019, we feel very good about the NAV accretion that we generated through our Real Estate segment during the year. With that, let me turn it back over to Mark for a more detailed review of our fourth quarter financial results.

Mark D. McHugh^ Thanks, Dave. Let’s start on Page 5 with our financial highlights. Sales for the quarter totaled $179 million, while operating income was $26 million and net income attributable to Rayonier was $16 million or $0.12 per share. Fourth quarter adjusted EBITDA of $65 million was above the prior year quarter, primarily due to higher results in our Southern Timber, Pacific Northwest Timber and Real Estate segments, partially offset by a lower contribution from our New Zealand Timber segment. On the bottom of Page 5, we provide an overview of our capital resources and liquidity at year-end as well as a comparison to the prior year. Our cash available for distribution or CAD for the year was $149 million compared to $240 million in the prior year period primarily due to lower adjusted EBITDA and higher capital expenditures.

A reconciliation of CAD to cash provided by operating activities and other GAAP measures is provided on Page 8 of the financial supplement. We closed the year with $69 million of cash and roughly $1.1 billion of debt. Debt increased modestly in the fourth quarter as we closed on acquisitions totaling $60 million during the period. Our net debt of $988 million represented 19% of our enterprise value based on our closing stock price at year-end.

I’ll now turn the call over to Doug to provide a more detailed review of our timber results.

Douglas M. Long^ Thanks, Mark. Good morning. Let’s start on Page 9 with our Southern Timber segment. Adjusted EBITDA in the fourth quarter of $28 million was $6 million and $7 million favorable compared to the prior quarter and the prior year quarter, respectively. Fourth quarter harvest volume of approximately 1.6 million tons was 23% and 19% higher compared to the prior quarter and the prior year quarter, respectively. Although full year harvest volumes ended up modestly below our initial guidance for the year, overall production was 350,000 tons higher than the prior year. We expect to recapture some of the volume deferred in 2019 and 2020, which is reflected in our segment guidance. The average pine pulpwood stumpage price of $14.82 per ton was 5% unfavorable compared to the prior quarter and flat compared to the prior year quarter. The reduction in price compared to the prior quarter was due to an increase in sales volume in our weakest pulpwood market, where we tend to see increased selectivity in the fourth quarter.

The average pine sawtimber stumpage price of $23.25 per ton was flat compared to the prior quarter and 3% unfavorable compared to the prior year quarter. The decline in price compared to the prior year quarter was driven primarily by geographic mix. Our non-timber income team ended the year with another strong quarter, delivering revenue of $8 million, which was flat compared to the prior quarter and 51% higher than the prior year quarter. Full year non-timber revenue of $35 million was 34% higher than the prior year and reflects a record contribution from our non-timber income business. Overall, our Southern Timber segment delivered full year adjusted EBITDA of $120 million, which was 16% higher than the prior year on the back of a 6% increase in volume, a slight increase in our weighted average net stumpage prices and an additional $9 million of non-timber revenue.

Now moving to Pacific Northwest Timber segment on Page 10. Adjusted EBITDA of $9 million was $6 million and $7 million favorable compared to the prior quarter and the prior year quarter, respectively. Fourth quarter harvest volume of 417,000 tons was 60% and 72% higher compared to the prior quarter and the prior year quarter, respectively. Full year harvest volume of 1.2 million tons was in line with our previous guidance as we took advantage of improved demand and favorable stumpage opportunities in the fourth quarter. The average delivered sawtimber price of $78.51 per ton was flat compared to the prior quarter and 3% unfavorable compared to the prior year quarter. Prices remain flat in the course of the year as a result of the continued tariffs on log exports in China, and competition from European salvage timber. However, due to favorable pricing on stumpage sales in the fourth quarter, coupled with lower average cut and haul rates, we actually realized a 12% increase in average net stumpage prices versus the prior year quarter. The average delivered pulpwood price of $39.24 was 4% favorable compared to the prior quarter, but 17% unfavorable compared to the prior year quarter. We continue to see excess pulpwood and chips play on the market due to reduced exports, although we believe that the decline in demand for export chips and the Gilman sawmill residual chips has generally stabilized. The favorable variance in pulpwood prices compared to the prior quarter was due to geographic mix. Overall, our Pacific Northwest Timber segment delivered full year adjusted EBITDA of $17 million, which was $24 million or 59% unfavorable compared to the prior year. Volume was down 7% year-over-year, but the biggest factor contributing to decline was lower log prices as average delivered sawtimber prices were down 19% driven by the U.S. China trade dispute as well as competition from European salvage timber.

Page 11 shows results in key operating metrics for our New Zealand Timber segment. Adjusted EBITDA in the fourth quarter, $16 million, was $2 million and $3 million unfavorable compared to the prior year quarter and the prior year quarter, respectively. Fourth quarter harvest volume of 688,000 tons was 9% lower than the prior quarter, and 5% higher than the prior year quarter.

Fourth quarter volumes generally tend to be lower than third quarter volumes through the year-end holiday schedule. The increase over the prior year quarter was due to export vessel timing.

Full year volume of [2.17] tons was in line with our previous guidance and was 2% higher than the prior year. The fourth quarter average delivered export sawtimber price of $102.69 per ton, was 8% favorable compared to the prior quarter and 11% unfavorable compared to the prior year quarter. Price improvement over the prior quarter was due to increased demand as radiata pine was able to gain market share relative to other species. The decline versus the prior year quarter was driven by increased competition from European Spruce salvage volume, which has been a primary driver of the export market volatility over the past year. The average domestic sawtimber price of $69.13 per ton in U.S. dollar terms was 8% and 13% unfavorable compared to the prior quarter and prior year quarter, respectively partially due to the fall in the New Zealand U.S. exchange rate, but also due to the impact of declining export prices. Note that domestic pricing tends to lag behind export pricing as log supply is diverted back into the domestic markets when export prices become uncompetitive. Excluding the impact of foreign exchange rates, domestic pricing in the dollar terms was 5% and 9% unfavorable compared to the prior quarter and the prior year quarter, respectively.

The average domestic pulpwood price of $34.91 per ton was 9% and 3% unfavorable compared to the prior year quarter and the prior year quarter, respectively, as lower export prices have contributed to additional pulp log supply in the domestic market.

Overall, our New Zealand Timber segment delivered full year adjusted EBITDA of $76 million, which was 17% lower than the prior year. Volume was up 2%, but export and domestic sawtimber pricing were down 10% and 7%, respectively, which drove year-over-year decline. In our Trading segment, we generated adjusted EBITDA of negative $300,000, which is $300,000 and $600,000 unfavorable compared to the prior quarter and the prior year quarter, respectively. For the full year, our Trading segment adjusted EBITDA was breakeven, which was $1 million unfavorable compared to the prior year. I’ll now hand it back over to Mark to cover our Real Estate results and our outlook for the year. Mark?

Mark D. McHugh^ Thanks, Doug. As highlighted on Page 12, fourth quarter Real Estate segment sales totaled $22 million on roughly 6,900 acres sold at an average price of $3,200 per acre. Adjusted EBITDA for the fourth quarter was $18 million. Sales in the improved development category consisted of a 21-acre parcel in our Belfast Commerce Park for roughly $900,000 or $42,000 per acre. As a reminder, the Belfast Commerce Park is part of our Richmond Hill mixed-use development project, south of Savannah, Georgia, A. new interchange on Interstate 95 within the project footprint is under construction and scheduled for completion by year-end, which has generated an increased level of interest and activity in this area.

Momentum at Wildlight, our other mixed-use development project north of Jacksonville, Florida, also continues to be strong. Most of the major infrastructure is now in place and our next phase of 122 residential lots is scheduled to be substantially completed by the end of Q1. In the unimproved development category, we closed on a roughly 400 acreage — 400-acre transaction in Nassau County, Florida for $4 million or $10,000 per acre. This caps off a year in which our unimproved development category had a stronger (inaudible) ever results with sales of $20 million and roughly 1,200 acres sold for $16,000 per acre.

In the rural category, sales totaled $7 million on roughly 1,500 acres sold at an average price of $4,400 per acre. Rural sales consisted of 19 transactions across our Southern footprint. Lastly, sales in the nonstrategic and timberlands category totaled $11 million consisting of 5,000 acres at an average price of $2,100 per acre.

Now moving on to our guidance for the year. Page 14 shows our financial guidance by segment for 2020 and Schedule G of our earnings release provides a reconciliation of our adjusted EBITDA guidance to net income attributable to Rayonier and EPS. Please note that our full year 2020 guidance does not include the impact of our anticipated acquisition of

Pope Resources. We expect to close this transaction around midyear, at which point we plan to update our full year guidance to incorporate the anticipated contribution from Pope for the balance of the year. I’d also like to note that some of the current analyst estimates for Rayonier include an assumed contribution from Pope in 2020, which is not consistent with how we presented our guidance herein. For full year 2020, excluding the Pope Resources acquisition, we expect total adjusted EBITDA of $245 million to $270 million. Net income attributable to Rayonier of $47 million to $57 million and EPS of $0.36 to $0.44. We expect that our total Timber segments adjusted EBITDA will be modestly lower versus 2019 with anticipated gains in our Pacific Northwest Timber segment, more than offset by a lower expected contribution from our New Zealand Timber segment.

In our Southern Timber segment, we expect to achieve full year harvest volumes of 6.3 million to 6.5 million tons, while we expect that overall pricing will be slightly below 2019 average pricing due to geographic mix. We further expect a lower contribution from our non-timber income business following a record year in 2019. Overall, we expect that our Southern Timber segment will contribute 2020 adjusted EBITDA of $115 million to $120 million.

In our Pacific Northwest Timber segment, we expect to achieve full year harvest volumes of 1.4 million to 1.5 million tons. We further expect relatively stable pricing as markets have adjusted to lower log export volumes resulting from China tariffs and competition from European salvage volume. Overall, we expect 2020 adjusted EBITDA in the Pacific Northwest Timber segment of $21 million to $25 million. In our New Zealand Timber segment, we expect harvest volumes of 2.6 million to 2.7 million tons and lower average export and domestic pricing due to challenging export market conditions resulting from competition from European salvage volume as well as the near-term impacts of the coronavirus outbreak. We further expect the 2020 results will be impacted by increased shipping costs due to the implementation of low sulfur fuel requirements. Overall, we expect 2020 adjusted EBITDA in the New Zealand Timber segment of $53 million to $59 million. Across all of our timber segments, China log exports remain a key driver of the overall supply-demand balance. In 2019, we experienced significant export headwinds in the U.S., driven by tariffs on log exports out of both the South and Pacific Northwest. This situation was further exacerbated by the significant increase in both log and lumber supply from storm and beetle damaged timber in Europe, which quickly captured significant market share in China, putting pressure on export log prices out of New Zealand as well. More recently, the coronavirus outbreak has significantly curtailed manufacturing and construction activity in the region. Overall, we remain confident in the long-term potential of the China export market, and we are cautiously optimistic that the U.S.-China Phase I trade deal will lead to a gradual improvement in market conditions. However, we are anticipating near term challenges as the market digests European salvage volume and as the coronavirus outbreak limits log consumption.

In our Real Estate segment, we continue to focus on unlocking the long-term value of our HBU development and rural property portfolio. And we currently have a strong pipeline of identified opportunities. In 2020, we expect that our Real Estate segment will contribute adjusted EBITDA of $80 million to $90 million, although we expect the Real Estate activity will be heavily weighted the second half of the year and that the first quarter, in particular, will be relatively light. As we’ve communicated in the past, results in this segment tend to be lumpy from period-to-period as they are significantly impacted by the timing of larger transactions. Details on other elements of our financial guidance, including CapEx, DD&A, noncash basis of land sold, interest expense, taxes and minority interests are provided on Page 14 of the financial supplement and Schedule G of the earnings release. I’ll now turn the call back to Dave for closing comments.

David L. Nunes^ Thanks, Mark. As I look back on 2019, I’m proud of the accomplishments of our people in working together to deliver solid operational performance for the year, and as importantly, remaining focused on executing against our strategic priorities and achieving our mission of generating industry-leading returns and building long-term value per share. When times are good and timber prices are trending upward it’s much easier to generate strong financial results. But when market conditions are challenging as they were in 2019, it takes much more dedication, coordination and operational flexibility to manage near term performance while also maximizing long-term value. This past year, our team worked harder, smarter and in a more coordinated fashion to generate the results that we achieved for the year, while at the same time, deferring nearly 300,000 tons of planned harvest volume to help build long-term value. We enjoyed record adjusted EBITDA in our Southern Timber segment, bolstered by our strongest performance to date in non-timber income. While we faced considerable market headwinds in our New Zealand and Pacific Northwest Timber segments, our teams were nimble in capturing opportunities and laying the groundwork for improved performance in the future. Further, while our Real Estate segment results were considerably lower than the record results we achieved in 2018, we remain focused on selling properties where we can achieve meaningful premiums to timberland hold values and continue to enjoy the strongest HBU values relative to our peers.

At Rayonier, we live by the adage of never being satisfied with our portfolio. And bring a relentless focus on improving our portfolio, either through addition or subtraction. We have a bias towards acquiring high-quality timberlands, which we believe provides for greater long-term optionality in both good and challenging market conditions. To this end, we were excited to announce on January 15 that we had entered into a definitive merger agreement with Pope Resources, under which Rayonier will acquire all of the outstanding limited partnership units of Pope Resources for consideration, consisting of a mix of equity and cash. We are also offering Pope Resources unitholders, the option of electing to receive partnership units in Rayonier operating partnership LP, which would allow them to defer capital gains tax from their sale of their units. We take pride in being the first timber REIT to employ this UPREIT structure and feel it has great potential to be used in other timberland transactions in the future.

The addition of these high-quality Pacific Northwest timberlands will bring our ownership in the region to 504,000 acres, increase our Pacific Northwest sustainable yield by 32% and increase our proportion of Douglas fir merchantable timber inventory from 60% to 68%. With a higher proportion of ground-based logging, we will also enjoy improved cash flow per ton and greater operational flexibility.

As part of this transaction, we will also grow and diversify our portfolio of high-value HBU properties and real estate development projects. In addition, Pope Resources owns an attractive third-party private equity timber fund business with 141,000 acres under management and total assets under management of $545 million based on the most recent appraisals. We look forward to blending our 2 organizations together following closing and believe that we can leverage the strengths of both organizations to create a stronger platform in the Pacific Northwest. We expect that the transaction over the next 5 years will increase annual adjusted EBITDA and cash available for distribution by approximately $38 million and $25 million, respectively, including estimated annual cost synergies of approximately $5 million. We are currently working through regulatory approvals and other customary closing conditions and are on track to close in mid-2020.

Staying on the theme of improving our portfolio, we executed on a number of smaller bolt-on transactions in 2019 across all 3 of our timber segments, adding approximately 68,000 acres valued at $142 million. Overall, it was one of the busiest years we’ve had from a portfolio management perspective. As we look to 2020, we will continue to pursue opportunities that either upgrade our portfolio through acquisitions, or to redeploy land sale proceeds into other capital allocation opportunities that will enhance our long-term value per share. We also remain firmly committed to enhancing our disclosure and providing best-in-class transparency to our investors with respect to both our own portfolio and the broader timberland sector. For example, we are the only company among our peers that discloses our long-term sustainable yield by region. We also expect to continue to host investor tours and teaching sessions, similar to what was done this past September, where we exposed investors to other members of our team, showcased portions of our Southern Timberland portfolio and provided greater insight into current market conditions and Rayonier’s differentiated strategies to create value.

In summary, we’re pleased with not only our financial results in 2019 amidst a challenging market backdrop, but also the continued focus on our employees on building the long-term value of our company. We continue to actively seek out ways to improve both our operations and our portfolio. As we have stated in the past, our capital allocation strategy and operational philosophy are both intended to be nimble, flexible and opportunistic. We are looking forward to continuing to put these principles to work toward building long-term value for our unitholders. And this concludes the prepared remarks, and we’ll now turn the call back over to the operator for questions.

+++ q-and-a

Operator^ (Operator Instructions). The first question is coming from Collin Mings, Raymond James.

Collin Philip Mings^ I want to start on the export markets. First, on the coronavirus. You called out a couple of times in the press release and obviously, recognizing the situation is very fluid. Can you just maybe expand on your comments there? Have you seen any slowdown yet attributable to that? How do you anticipate that outbreak impacting demand as well as the flow of logs into China?

Douglas M. Long^ Sure, Collin. This is Doug. I’ll take that to begin with. Yes, as you mentioned, the situation is very fluid. So personally have had changed plane flights yesterday regarding the situation. So it’s something that we’re keeping abreast of as best we can on a daily basis. And what I will say is that we’ve built in our best estimate in the guidance and to what we’ve thought about how it’s going to impact us for the year. And as you’re probably aware, we see extension of the Chinese lunar year by to 2 weeks, depending on the region. So that’s obviously going to decrease the demand for logs in those areas. And probably something that’s just as important is that during that lunar year, the labor tends to go back home to other regions of China. And so they’re now, in some cases, under travel restrictions and can’t make it back to the mills and the ports. So we’re definitely seeing something shaping up that could last 1 to 2 months, we’re not sure, but something that’s out there that can shape up where. We’re going to have decreased demand because people can’t get back to the mills to work and also slowdowns at the ports because there’s not opportunities to get those labors into the ports to unloading trucks. So we’ve been thinking about this a lot. And as we think about it, it’s going to have an impact on how we think about our harvesting going forward and what we do and our sales process is at New Zealand. So some of the immediate risks we see is that log buying sales are going to be slower this year, obviously, with people not being able to get to the ports. And due to that, we’re looking at basically stepping back some of our export program and minimizing the wine that we send to China over the next few months. So we’re looking at pulling back our harvesting where we can under our contracts and considering taking back 10% to 20% of our volume that we’re sending to the market in an attempt to slow down the impacts that are going to be building up there as well as look to maximize our volume into other markets. About 2/3 of our export from New Zealand historically goes to China, another 1/3 goes to Korea, Taiwan, India and some other countries. And we’re looking at those opportunities to move that volume — additional volume into those markets during this time. So it’s very much kind of a wait and see as we go. But we’ve developed good plans we feel good about and working with our contractors and — shipping contractors. In our trading segment, we’re going to limit our purchases to a very select kind of core suppliers, and we’re going to be pricing on a weekly basis. So we’re looking at how we step that back to. So when — just a very cautious approach to it as we look forward to seeing, hopefully, a resolution, get out of the winter and things improve, and we do believe though that there’s going to be a build-up in volume in that market. So we’re working towards how we react to that. And I think we have a good plan there. When we think about the end of January, we’re looking at inventory volumes around 3.7 million to 4 million cubic meters on the ports, but we think there’s a potential for another 1 million or more of sprucing containers that will be backing up in this process. So it’s definitely, as you mentioned, a fluid situation and 1 that we’re trying to scale back. And I’m not trying to exacerbate at this point in time and move that around to different markets as we can.

Collin Philip Mings^ That’s helpful color. And I just want to continue on the export markets here or maybe talking more specifically as far as the impact of the salvage wood from Europe. Both again for, I guess, Doug and Mark, and I, again, acknowledge this is likely a work-in-progress, but can you maybe just update us on some of the initiatives you’ve previously highlighted that were underway to maybe understand the impact of the spruce beetle epidemic? And maybe how long that could impact the market? Just kind of what’s your latest thoughts on the overhang that’s created.

Douglas M. Long^ Sure, Collin. I’ll take that 1, again. Yes, so as you mentioned, we talked about, we have a strategic objective for this year to put some boots on the ground in Europe to try to understand better what’s going on. To date, obviously — early in the year, we haven’t done that yet, but we have done some research, looking at different information we get from the different departments of forestry, industries of agriculture. And what I would say is what we know now is that 2017 the damage was roughly 27 million cubic meters. And by 2018, it had grown to 80 million cubic meters, so a pretty significant increase. Of that, about 35 million was windthrow. By 2019, it stepped up to 118 million cubic meters across the area impact in Europe. But the good news is of that only 8 million was windthrow. So why is that good news? It appears that the windthrow helps fuel the beetle spread and so we’ve seen an estimated 77% reduction between ‘18 and ‘19 in windthrow damage from 35 million meters to 8 million cubic meters. So based on some of the information we’ve gotten from the Czech Republic and Austria, they believe that the epidemic could be peaking in 2020, 2021. And we’ve seen very aggressive harvesting by the Germans who are most impacted to the point where, in 2018, they were cutting about 50% of damaged wood. By 2019, 85% of harvest was damaged wood. So they’ve really stepped up in 2019 and then moved on to that logging and getting that moved out. So it’s definitely something that’s out there we’re monitoring. Again, we don’t have the boots on the ground yet. That’s to come in the next couple of months as we look forward into this. But we’re hopeful that maybe the worst is behind us. It’s still hard to tell, but there’s some positive signs out there, but we have seen a significant amount of spruce coming into the markets. To your point, and kind of the impacts on things. And on a year-over-year basis, spruce lumber — or spruce log, sorry, coming into China in 2018, made up about 2% of China’s market share. By 2019, it was 14%. So it’s a pretty significant increase that we’ve seen in a short period of time in 1 year. And on a Q4 basis, it was actually 26% of the market share, only behind New Zealand at 36% of market share. So it is amazingly increased. It’s amazing feat that they’ve been able to get the logistics in place to move that much volume, primarily by containers from Europe to China. We have seen some intel still to be verified that basically the Q4 volumes may have reached pretty much a capacity that the supply chain can handle and that’s one of the things we’ll be studying as we go forward the next couple of months also to understand logistically, has this supply chain come to a point where it is at full capacity or not. So that’s the main information I have right now and what we’ve done to date.

David L. Nunes^ Collin, this is Dave. One thing to add to that, to keep in mind is this is very different from the Mountain pine beetle epidemic in BC in the context that this spruce volume has a much, much shorter shelf life. We’ve heard estimates anywhere from 6 months to 3 years. And so this really speaks to the higher proportion of damaged wood that they’re cutting. They’re trying to cut it as fast as they can, while it still has value. Another nuance that is important to understand is that this wood has limited substitution capabilities. So for example, it does not peel real well. And so that’s an area where our New Zealand market is somewhat protected and that a fairly large chunk of the radiata pine goes into plywood markets. And so that’s a market that is generally unaffected by the spruce volume, but the spruce volume absolutely affects the general construction lumber that we compete against, both in the Pacific Northwest as well as the U.S. South.

Douglas M. Long^ Yes, that’s right. I’d say that’s — New Zealand benefits from the plywood furniture, finger-jointed board’s molding-type markets that the European spruce doesn’t play well in. In the U.S. South, we’ve seen single pine going well in the treated market for landscape and underground uses type of thing. And European spruce doesn’t do well for that. So there’s some potential opportunities there, but obviously, there’s just a lot of volume there on the construction lumber side.

Collin Philip Mings^ Good. Okay. And if I were to try and again, maybe tie up all of the commentary there together as it relates to the Pacific Northwest, New Zealand and just overall, the export markets, can we maybe switch that to the harvest plan for the year, particularly, again, in the Pacific Northwest, pretty substantial jump there expected. And actually, the upper end of the range would actually appear to be above your sustainable yield in the regions. Maybe can you just elaborate on your decision to increase harvest specifically in the Pacific Northwest, given some of these headwinds. And along those lines, maybe just expand. I know it was referenced in the prepared remarks about some of the stumpage opportunities in the Pacific Northwest. I know it looks like this is the first quarter in about a year that you done anything other than delivered log sales in the regions. Maybe just talk a little bit more on the harvest plan in the Pacific Northwest given some of these headwinds.

Douglas M. Long^ Sure. Well, as you can see, delivered sawtimber pricing was remarkably flat for the year as the market adjusted to the reduced exports. And based on the British Columbia channel announcements and some other announcements in the United States, we are anticipating some improvements, but our market Intel suggested that it would take upto 6 months to draw on the warehouse stocks at these mills and start to tighten the lumber supply chain. Therefore, these reasons, we chose the deferred volume from Q4 of last year and run in a really measured pace through most of this year. As we moved into Q4, we began to see single-digit price improvements across all the grades, but export logs. And we believed this was a signal that the impact of the BC curtailments was being realized in Pacific markets. So we chose to test that stumpage market again and really had quite pleasing success. So on a quarter-over-quarter basis, we realized a 15% increase between Q3 and Q4 and our net stumpage per ton attributable better prices as well as lower logging costs. So we believe that the market has, with that stable pricing for the 4 quarters of last year has reached kind of a stable point with respect to the lack of exports, and we believe that we start to see some improvements in lumber demand in that area, particularly related to the BC curtailments.

David L. Nunes^ Collin, if I could add just a couple of points to that. I think it’s important to note that it was a very intentional move on our part to tap on the brakes during the year, you generally — you have limited levers that you can pull, but certainly timing within a year is 1 of them. And so we saw that inventory taking a long time to kind of go through the system for the BC mills that were curtailed. And that’s why you saw in the first 3 quarters — or excuse me, in the Q2 and Q3, we were — we harvested about 21%, 22% of our annual volume and really pushed that into Q4, where we captured 34% of the annual volume. And that was very intentional. And I think it gets back to one of the things I was discussing earlier on the importance of being nimble. And trying to time the markets based on the market intelligence that we have. The other thing I would note to your question regarding 2020 is recognize that we have deferred some volume. And so some of that higher volume that you’re seeing is a representation of that deferred volume being captured in 2020.

Collin Philip Mings^ Okay. And one last one, and I’ll turn it over. But just sticking with this theme, Dave, maybe can you expand on the optimism that you kind of highlighted in the press release related to Phase 1 of the trail? And then again, recognizing it’s an evolving situation. Any early read on if logs in the Pacific Northwest could benefit from this decision by China to cut some tariffs next week?

Mark D. McHugh^ Collin, it’s Mark. I’ll take that, and then I’ll let Doug add some color. I mean, look, as we’re going into the year, coming off a year in which export — we experienced some really significant export market headwinds. Our expectation is that they can only get better with the Phase I trade agreement. It’s unclear exactly what’s in that agreement still. I think everybody is still trying to sort through what it really means for their respective industries. We’re still trying to sort through what it means for logs, but it’s certainly better than what we had last year. And I think we even had an announcement today about some China tariffs being rolled off, again, unclear if that impacts our industry. But our expectation, again, like we said, we’re cautiously optimistic that as we move forward, we will see some benefits of the Phase I trade agreement. And I guess, our general expectation is that it can only get better from this point kind of relative to where we were coming from.

Douglas M. Long^ Yes. I would just add to that a little bit. I agree completely with Mark. One of the things we saw in this Phase I deal was that there was acceptance in the rules for food and our culture trade that provides set of standards by China. They accept U.S. quality controls for a number of agricultural products. And we really see that as a positive sign. One of the reasons we chose to curtail our operations from export that we mentioned a couple of calls ago, was we’re really seeing a lot of significant non-tariff trade barriers, opportunities where we’re having to fumigate containers of logs up to 3x. And so those costs — that cost is exceeding the value of the logs are being transferred. So that was the primary driver — it wasn’t that we could operate with the tariff. We understood what that meant. But what we couldn’t do is just in the blank check every time we send a lot of logs to China. With this acceptance in the Phase I trade deal that quality controls — that China is going to accept U.S. quality controls around agriculture, that’s a big win to us, we believe. So we’re hoping that will reduce the non-tarrif barriers that just really caused us to pull back and we’re — just like I said, just — it was something you just couldn’t control. So we’re hopeful to see that. Obviously, with the Chinese lunar New Year and the coronavirus, it’s going to be a little while to understand if that — how that plays out and what happens there, but that’s something we’re hopeful for, to Mark’s point. Another important point is in the deal. China has agreed to buy additional $200 billion in business services in 2020 and 2021. And within the category of manufactured goods, which is actually where wood has been included, they’ll call us for an additional $33 billion in pursuit ‘20 and $45 billion in 2021. So we see that as potentially good upside, too. Between — the delta between the 2017 and 2019, pulp is down about 30%. Purchases from China were about $1 billion, and wooden logs is down about 49% or $1.6 billion. So there’s definitely some opportunity to pull back and be part of that increase in those agreed purchases. Again, to Mark’s point, we know how that’s going to work. We just know these are the upsides we have to work with, and the reduction in non-tariff barriers are things that give us some hope very helpful.

Operator^ The next question is coming from Paul Quinn, RBC Capital Markets.

Paul C. Quinn^ Just a question on — you mentioned sustainable harvest levels and just following up Collin’s question on the increase in the Pacific Northwest. If you could just review what those sustainable harvest levels are for the South, Pacific Northwest and New Zealand right now.

David L. Nunes^ Yes. Sure, Paul. We disclosed them in our 10-K. So I believe the U.S. South is 5.9 to 6.3 per our last disclosure, the Pacific Northwest is 1.3 million tons, and New Zealand is 2.4 to 2.6. I recognize that’s last year’s disclosure. We have had some portfolio activity during the course of the year. New Zealand, in particular, we’ve been evaluating our sustainable yield there with respect to some of the acquisitions that we’ve made, but that’s currently our latest disclosure, we’ll of course be updating that when we release the — our 10-K in a couple of weeks.

Paul C. Quinn^ Okay. That’s helpful. And then just on log pricing, what you’re seeing in the U.S. South. I mean, this seems to be flat for almost ever. I’m just wondering if you’re seeing any kind of regional pickup, barring some kind of improvement in the Phase I trade deal.

David L. Nunes^ And I’m sorry, Paul, before I answer that, I think I said 1.3 million tons in the Northwest, I should have said, it’s 1.4 million tons is our sustainable yield there.

Douglas M. Long^ Sure. I’ll take the question on the pricing in the South. So as we’ve been discussing for the past few years, due to age classes for harvest has been a process of shifting more to Gulf states. And that’s a temporary period, but will happen for a few years. On a Q4 year-over-year basis, this geographic shift represents a 21% volume reduction from our Atlantic coastal region with the highest net stumpage prices and a corresponding 46% volume increase in our Alabama and Mississippi region with lower net stumpages. And if you just look at Terramark South prices, you can see that there’s a several dollars spread between sawtimber and timsaw prices between these 2 regions. So this volume trend continues into 2020, which is the reason for our slightly down pricing outlook. So it really is a lot to do at geographic mix when you think about why pricing was flat. We’ve seen opportunities that have trended up in certain areas and held flat in other areas, but we really have a significant shift in volume between the 2. A lot of hard shifts has shifted to that region with lower net stumpage, the actual acres are more productive in that region. So on a total volume basis, when you look at kind of Q4 year-over-year, the adjusted EBITDA per acre is actually up even when you net out the non-timber income, stronger non-timber income performance. I’m kind of got to refrain from speaking to submarket trends, as many of our competitors and customers listen to these calls and we’ve had some operational backlash that level specificity, tough word for me to say. So needless to say, as we’ve talked about some more specific markets, there’s other folks who are listening to these calls and made it tougher in some opportunities for us. So we’re going to shy away from that.

Paul C. Quinn^ Okay. So that shift to the Gulf region, when is that expected to ease back to more of the balance that we saw a number of years ago? Is that in the next 2 to 5 years?

Douglas M. Long^ Yes, I’ll get — yes, it is. It’s in the next 2 to 5 years, that’s in that time range. I don’t have the exact year but that’s the time range just works for them.

Paul C. Quinn^ Okay, great. And then last question I had was just on noncash costs and why that doubled in the guidance going forward here?

Douglas M. Long^ We recognized as we’re getting into more of the improved development sales, those have a much higher basis component attached to them. And so as we’re looking at 2020, in particular, we do have a higher level of improved development sales baked into our estimates for the year.

Operator^ The next question is coming from Anthony Pettinari of Citi.

Randy Devin Toth^ This is actually Randy Toth sitting in for Anthony. Can you just talk about your expectations for New Zealand and Southern pricing in 2020? It looks like just using your guidance that you expect EBITDA per ton to fall 5% in the South and closer to 25% New Zealand. What is baked into those assumptions?

David L. Nunes^ Yes, I mean, without getting into specifics on pricing, and I think we’ve given our general expectation is that the prices are going to be down on a year-over-year basis, and that’s partly a function of New Zealand — our second half in New Zealand was considerably worse than the first half, recognize there was a meaningful price decline midyear. And so to a large extent, I’d say we’re rolling forward kind of our current expectation of pricing relative to kind of where we sit today or where we’ve been for the last few months, but on a year-over-year basis, because the last half of the year represents weaker pricing than the first half of the year, on a year-over-year basis, we’re anticipating the prices are going to be down modestly.

Randy Devin Toth^ Okay, that’s helpful. And then just maybe switch gears. As we approach the spring selling season, can you just comment broadly to the extent that you can on inventories through the supply chain? Log decks and lumber at the dealers? Any color there would be helpful.

David L. Nunes^ Yes. It’s very — very variable. I would, I guess — due to wet weather across different parts of the country. There’s — I don’t really have a specific location, I can say, is up or down. We have seen restricted supply in the areas where it has been wet. So parts of coastal — for Coastal Georgia and even parts of over in the Southwest Texas, things like that, but it has been very wet in the Northwest also Washington had a wet year in that area. So we have seen some contraction, but no specific market intel that things are outside of normal.

Operator^ The next question is coming from Mark Wilde, BMO Capital Markets.

Mark William Wilde^ Dave, I wanted to just kind of come back and kind of close the circle on these harvest volumes in 2020 because I think there is some concern out there this morning that you’re pushing up above kind of sustained yield. It sounds like in the Northwest, what you’re really doing is kind of offsetting kind of below sustained yield last year. Maybe you could confirm that and then put a little color on what you’re doing in the South because you’re also above the field there.

Mark D. McHugh^ Yes, Mark, this is Mark. I’ll take that. Yes. I mean, look, I think, across our segments, the South and the Pacific Northwest, the pickup in 2020 is largely a function of deferral that we’ve taken in both 2018 and 2019. And again, I think you can’t run the risk of kind of deferring indefinitely and then finding yourself with a lot of mature timber. And with a market that can’t really sustain that supply. And so I think, look, we’re trying to be measured in terms of how we go to market, how we time sales, when we pull back, when we ramp up. Recognize that after 2 years of harvesting kind of below expectations in both of those regions, we are anticipating some — getting some of that back next year.

Mark William Wilde^ Okay. And then I just wanted to pivot to New Zealand for a minute. Can you, first of all, give us a sense of where kind of export log prices are out of New Zealand right now versus what you put up in the fourth quarter?

Mark D. McHugh^ Yes, again, I’d rather not comment on kind of the intraperiod pricing, again, like Doug said, I mean, we tend to have customers and competitors listening on this call, and so kind of getting granular about kind of where we see export pricing today or where we see it being next month is something that we generally don’t like to do.

Mark William Wilde^ Okay. And another question about New Zealand. It’s always been a more volatile market with bigger swings in cash flows and valuation. I’m just curious, would you be inclined to invest more in New Zealand if we see a significant downturn there over the next year or 2?

Mark D. McHugh^ Mark, I think we’re always looking for opportunities to buy through the cycle. And I think look, this is a very long-term asset class. And you have to take a long-term view on trend line pricing because if you’re always buying when markets are up, you can find yourself overpaying. And when — and if conversely, if you’re never willing to buy when markets are down, you can find yourself missing those opportunities. And so I think in New Zealand, in particular, I think we’ve timed some of our moves there quite well. If you recall back in 2015, when we increased our stake there. We bought it in an implied value of 15.40 per acre we increased our stake there and implied value of 15.40 per acre and our last appraisal in New Zealand was over $3,000 per acre. And so you’re right, it has historically been a much more volatile market from a price standpoint. And also from a cost standpoint. You recognize that when you have a lot higher cost to market, particularly with that export business, that top line volatility, that 10% swing in pricing has a much more pronounced effect on your bottom line than it does in say the South, where if you’re kind of measuring price moves off of stumpage revenue, that stumpage revenue is 80-plus percent EBITDA margin in terms of the pass-through. And so it is a more volatile market. And invariably, we’re having to take a longer-term view of pricing. The other point I’d make with New Zealand, in particular, I mean, we’ve obviously kind of experienced a rocket ship in terms of the earnings growth there over the course of the prior 3 years. And if you look at the result that we achieved in 2018, Dave made a comment, it is the third highest — I’m sorry, 2019, it is the third highest result that we’ve achieved since we started consolidating the business in 2013. And so we’re coming off some extraordinarily strong markets in New Zealand. I certainly don’t think that the entire sector — segment has been revalued commensurate with $90-plus million of EBITDA, for example, that we did in 2018. It’s a lower multiple business. It’s a business where people are underwriting it through the cycle, and so this type of price volatility, while it’s not helpful so we’re kind of trying to manage earnings targets and whatnot. It’s something that you obviously have to live with in that region of the world.

David L. Nunes^ Mark, this is Dave. What I’d add to that, just like we’ve talked about the importance of utilizing bolt-on transactions in the U.S., we’ve done the same in New Zealand. We bought 2 small properties this year, billing just under 7,000 acres. We spent $36 million on those. We’re very happy with them. We tend to be pretty deliberate in looking at the bolt-ons in New Zealand that can help us in sort of a regional age class fit and so that’s typically is something that we are keen to. And there are a number of opportunities down there. But I’d also say that we approach it in a pretty disciplined manner. And as we saw the run-up in prices on the log side over the last few years, we’ve frankly been a little less competitive on some of the transactions down there. And — but we’re in it for the long term, and we’re going to continue to look for things that make sense. And we’ll just have to see whether we get any of that type of pullback that you’re referring to from a valuation standpoint and the impact it has on transaction markets.

Mark William Wilde^ Okay. And then the last one for me, Dave, just to — on pulp, as best you can comment on this. I mean, just — I’m curious, in general terms about how much HBU potential you think there is kind of with those land holdings around future sound? You probably don’t want to be too specific, till you close the deal, but it does strike me. I mean, you bought a lot of land with proximity to a pretty large and pretty fast-growing metro market.

David L. Nunes^ Yes. I think the thing I would comment on that with Mark, is that recognize that Washington state has very — a very strict growth management act that precludes you from doing a lot of land conversion. Pope has a benefit of having a lot of land that is in smaller say, 20-acre zoning areas. I also give them a lot of credit for monetizing some of that through the creative use of conservation easements, where they have sold underlying development rights on a lot of their land holdings, which does 2 things. It brings in cash flow from the sale of those development rights, but then it also constricts supply of remaining lands that can be used for those purposes. So it certainly is an attractive portfolio in that perspective. But keep in mind, the geography that you’re dealing with and the restrictions on those underlying limits. I think where we’re probably more excited is just in the sense that with the Fast-Ferry legislation that passed a few years ago, you now have much more access to the Seattle job market with passenger-only ferries, in particular, going from Kingston into Downtown Seattle. And so that has improved the absorption rate on a lot of their HBU portfolio in the North Kitsap part of the market. And we think it will benefit the projects that Pope has in both Kingston and Port Campbell. And so we see that more akin to our Wildlight and Richmond Hill, South of Savannah, those types of projects. And so we’re excited to have those come into the fold. We think that we have the right skill set to both understand them and fold them into the business we do here in the South.

Operator^ (Operator Instructions). The next question is coming from John Babcock, Bank of America.    .

John Plimpton Babcock^ First question, I guess, just as it kind of pertains to this spruce beetle. I was wondering if you could comment on recognizing that exports from the South to China are pretty minimal at this point. But how does the Southern Yellow Pine compared to some of the other products that are making their way into China? So like where would its niche be relative to Radiata? Where would its niche be relative to spruce? And this all assumes, of course, that you ultimately would even see some Southern Yellow Pine return back to the Chinese market over time.

Douglas M. Long^ Yes, I’ll take that one. So 1 of the primary uses that we’ve seen, the niche market even in these kind of tariff markets is for pressure trading. So for your — like I mentioned for kind of your decking or for things that are going in the ground, say post, things like that. So its definitely a niche Southern Yellow Pine. It’s well known globally as being really, really good material for absorbing the treatment chemicals. And so that’s 1 of the markets we’ve seen strong, obviously, like river tides, things like that, where it is accepting treating. So the salvage kill spruce and just spruce in general is not near as well regarded. So that’s an area that Southern Yellow Pine has advantage over many of the other species in the world.

John Plimpton Babcock^ And so is there much room for demand for that in China, assuming this whole salvage timber issue lasts for an extended period?

Douglas M. Long^ Prior to the tariffs, we were growing that market significantly, so I would say, yes, and it was well received. But once the tariffs went in place, it got much harder. We’re still doing a minimum amount of volume, kind of keeping the supply chain open off our Atlantic Coast and a lot of that we’re doing now goes into that market. So yes, I think there’s opportunity for growth if we can move past tariffs and other things.

David L. Nunes^ John, another thing to keep in mind is the Southern volume flowing into China goes by container versus the break bulk that you see out of the Northwest and in New Zealand. And so it really boils down to the efficiencies of the port. And in effect, the cost of that container shipping. And so as we saw the tariffs be put into place, it constricted the number of ports that could still compete in terms of having competitive cost structure. And so we’re — that’s a big impact. So to the extent that the Phase I deal opens that up and loosens that a little bit. It will likely open up — reopen up the number of ports that can competitively compete in that market.

John Plimpton Babcock^ Okay. And then second question, I guess, just quickly, back to New Zealand. How much did you pay for the 7,000 acres that you acquired there?

David L. Nunes^ $36 million. So just a little over $5,000 an acre.

Mark D. McHugh^ John, recognize that the per acre values in New Zealand can be all over the map. It’s all exclusively plantation timberland. So it’s heavily influenced by the age class of a specific property.

David L. Nunes^ And yes, 1 of those properties, in particular, John, had a lot of merchantable timber on it. So that’s why you see that average for the 2 so high.

John Plimpton Babcock^ That’s helpful. And then just last question. Just how are you assessing further opportunities to kind of grow non-timber income from here, recognizing it? It sounds like non-timber income will be down a little bit in 2020.

Douglas M. Long^ Yes, that’s a great question. So we have a team and they’re constantly looking at those opportunities, what we can do with respect to other forest products, how we can capitalize on helping people kind of be carbon neutral. So we’ve got a lot of initiatives going on out there. A lot of them are kind of in their infancy, but any point in time, the team is always tasked with identifying new opportunities and finding ones that are scalable so that they can go out across a lot of acres. Not going to get too specific about those once again because kind of — until they’ve been achieved, you don’t want to talk about and also don’t want to give ideas to my competitors.

Operator^ Next question is coming from Mark Weintraub, Seaport.

Mark Adam Weintraub^ So it looks like 2020 is going to be a relatively decent year for U.S. housing by most forecasts, in the direction of what would historically have been considered normalized. Yet, we’re still struggling on the pricing side, recognizing there’s differences by submarkets. But still pricing for sawtimber is pretty depressed. Any thoughts on what it’s going to take to get that step change that we’ve been waiting and hoping for, for a while?

David L. Nunes^ I mean, Mark, keep in mind, and this was — we spent some time in our teach-in in September, and you can look at the materials on our web page about that. But recognize that you had a fairly large build in inventory between now and the prior cycle. And so — and — but also that, that’s very differential. And I think that has acted as a governor of at least step change pricing that you’re referencing, and that we continue to believe that you’re going to have differential price elasticity across the South based on relative growth drain ratios that, in some cases, are under 1 and in some cases are well above 2x. And so it really is going to be a function of what part of the South you’re in, and that’s something that we spend a lot of time looking at our own portfolio on and thinking about from a price recovery standpoint.

Mark Adam Weintraub^ And how important or not so is the Asia component to this equation?

David L. Nunes^ I think it’s — I would attribute it to — similar to the Northwest and that all else being equal, optionality is your friend. And if you’ve got additional markets, you’re going to benefit. And we have a fairly high proportion of our U.S. South portfolio that is proximate to ports. And so to the extent you have strong Asian markets, you’re going to have more optionality to ship that product. But recognize today, at least in the short term, we’re dealing with the coronavirus and elevated inventories in China from the European spruce and, to a lesser extent, the Australian fire salvage wood. And so short term, we don’t see nearly the opportunities that we would think are going to be there longer term. But we think the U.S. South, as we discussed earlier, from a port competitiveness standpoint, the U.S. South or portions of it stack up very nicely and can bring in wood at a very competitive price relative to other global suppliers into that market.

Mark D. McHugh^ And Mark, recognize that in the South at least, I mean, that market was essentially nonexistent a few years back. And so the fact that it pulled back significantly last year. I think we’re kind of looking more as a lost opportunity as opposed to something that’s going to necessarily have a depressant effect on the market. And likewise, when — if and when it comes back, we think that that’s a real opportunity to put some upward pressure on prices there. And I think that export market is also helpful in the sense that to the extent you’re getting that log out of the U.S. or out of that local region, it’s not being processed by local sawmill. It’s not also contributing to the chip supply in the region. And so taking that fiber out of the market, I think, is positive for both sawtimber and pulpwood prices.

Douglas M. Long^ Yes, I would just add to that, kind of on scalability type thing. Q2 of 2018, which was — the tariffs were announced in Southern Yellow Pine in June of 2018, but that second quarter, South was doing about 677,000 cubic meters of exports to China. And without those tariffs, it was going to increase significantly. On top of that, our own company, we’re moving from 1 ports to 2 ports to 3 ports to 4 port type things. And we saw a lot of competitors doing the same thing. So I think there was a lot of opportunity to scale up, but obviously, the tariffs came in. In Q4, kind of our estimate was about 230,000 cubic meters. So we saw a significant 65% decrease. So the fact that people can still operate is good, but that $677 million was by no means the peak. That was a ramping up period. And like I said, I know myself as well as many other brokers and other folks, we’re in the process of building up scale at that point in time. And unfortunately, those tariffs came in right when the market was starting to take off for Southern Yellow Pine.

Mark Adam Weintraub^ And then very quickly, on the Pacific North, I guess I’m a little surprised that given the improving domestic housing situation and the perspective that Asia probably didn’t get worse that — and that is a more tensioned market than the U.S. South that you weren’t anticipating that there might be some more price improvement in those markets than what you seem to be forecasting for 2020. Any color there?

Mark D. McHugh^ Well, I think — part of it is that we’re trying to take a pretty measured view. Recognize that we kind of got burned last year by by taking what we said was a middle of the fairway approach, where we had seen a big decline in prices in Q3 and Q4 of 2018 and within anticipating that there will be some near-term resolution of the U.S.-China trade situation, that we would see a bounce back in prices. That didn’t materialize. And so we ended up having to cut our guidance pretty significantly midyear for the Pacific Northwest. And so we’re now kind of sitting at 4 quarters or so of relatively stable pricing. I think the fact that we’re able to place volume now at prices that we think are reasonable is much an advantage in terms of how we’re thinking about the market relative to where we were last year, where we thought, okay, if we try to push this volume out to the market, it’s actually going to have a depressant effect on price. And so we do feel as though the market is improving, but look, I generally hold the view that the best indicator of tomorrow’s price is probably today’s price. And so taking a really bullish view on kind of how things are going to develop during the course of the year, I think, could just be setting us to have to kind of revise that expectation going forward. And so look, we clearly think that if we do see some real momentum from the Phase I trade agreement that there’s upside to these numbers. But to kind of bake that in as we sit here today, following 4 quarters of relatively flattish pricing, I think, is something we opted not to do.

David L. Nunes^ Yes, and Mark, you have to also just recognize that, that — while that European spruce volume is present in that market, it’s going to make it much harder to meaningfully bring Pacific Northwest volume into that market. And that therein lies a lot of that historic tensioning that the Northwest is enjoyed by virtue of that market. So that’s just another reason for some of our caution.

Operator^ Our last question is coming from Collin Mings, Raymond James.

Collin Philip Mings^ Just a few follow-ups from me. As far as Real Estate development investments, Mark, recognizing this will likely change once the Pope transaction closes. But just how should we think about your spending in 2020 as compared to last year’s $7 million?

Mark D. McHugh^ Yes, I generally think it would have been relatively flat on a year-over-year basis, but recognize that we had guided initially to $8 million to $11 million in 2019. And we only ended up doing $7 million and so next year is clearly going to be higher than that, probably more in the range of $12 million to $15 million, I’d say, because there’s some carryover from 2019 that didn’t occur. And that’s going to be both in the Belfast Commerce area, Richmond Hill and Wildlight.

David L. Nunes^ Yes. But Collin, the biggest jump in that year-over-year is really that growth in that Richmond Hill project, which really had a fairly small component of capital this year. You may recall, there’s a new interstate exchange being constructed as we speak. And that’s opening up a lot more interest in that project. And so we’re moving forward with some of the investments to help position ourselves for sales once that is completed later this year.

Mark D. McHugh^ We’ll, of course, have specific guidance on that in the 10-K. But generally, just for planning purposes, I think it’s going to be in that range that I talked about.

Collin Philip Mings^ Okay. And then I want to go quickly back to John’s question, just on non-timber income, in particular, it looks like New Zealand. There was a sizable increase in non-timber sales during 4Q and again, recognize that you don’t want to be too specific, but can you maybe just talk about the sustainability of that, specifically in New Zealand? Or was that just an unusual uptick there? Or should we think about that as kind of a go-forward run rate?

Mark D. McHugh^ No, I definitely think 2019 was probably modestly elevated level in New Zealand. You recognize that our non-timber income business across our 3 key regions is quite a bit different. And then even quite a bit different within a region, for example, the South, we had a record year in 2019. A lot of that was driven by pipeline easement income, which those tend to be kind of more one-off opportunities, but then you also have your core kind of recreational leases that tend to be sustainable. That’s recurring year-over-year income, in the Pacific Northwest, it tends to be cedar salvage revenue, which is somewhat recurring, but again, you can only get on and do that at certain times. In New Zealand is primarily carbon credit sales. And there is a legacy bank, so to speak, of carbon credits that we have there. But it’s not infinite. And the bank that we have, I would say, is not generally growing. And so that will ultimately taper off over time.

Sorry, Collin. I was just going to mention one thing on the carbon market in New Zealand is late December, the government announced some key changes to their carbon trading and actually raise the kind of the fixed price option, $35 for 2020 emissions. And so ultimately, we saw prices jump from, say, $24 range to $29.50 on that announcement. And so back down around $27.50. So we have seen a pretty increase in carbon trading basically in just the last month and expect that, that will kind of go up as time goes on, as people approach kind of surrenders typing. So there’s some upside and the per unit pricing with respect to carbon as things move forward for us.

David L. Nunes^ And just for — just, Collin, for clarification in New Zealand with this carbon scheme, you basically are granted credits during a rotation. And then you have to give back some credits when you harvest and you end up keeping a small net that you can trade. And that’s outside of the volume that Mark talked about, which were more legacy credits that we can sell. That’s an ongoing source — potential source of non-timber income.

Collin Philip Mings^ Got it. Okay. Very helpful there. And then just one last 1 for me. Recognizing in the prepared remarks, David, you did touch on kind of aggregate acquisition activity for 2019. And then obviously, the Pope transaction kind of on tap here for 2020. But can you maybe just expand a little bit more on the acquisitions, specifically completed during the fourth quarter, it does look like a fairly sizable level of investment activity in the U.S. South.

David L. Nunes^ Sure, Collin, we had — for the full year, we had 18 transactions. 14 of those were negotiated and 4 were bid. In Q4, we had 3 transactions. One, which was just under 24,000 acres was in Northeast Florida. We had another transaction that was in East Texas for just under 7,000 acres. And then we had a small transaction of about 600 acres in Washington state. And so we’re happy with all 3 of those. Overall, we spent $60 million across those, covering approximately 31,000 acres across the 3.

Operator^ I will now turn it back to Mr. Hugh for closing comments.

David L. Nunes^ Well, thanks, everybody, for joining today, and please feel free to follow-up with me with any additional questions. Thank you.

Operator^ This will conclude today’s conference. All parties may disconnect at this time.

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Rayonier Inc. (“Rayonier”) and Pope Resources, a Delaware Limited Partnership (“Pope”) operate and beliefs of and assumptions made by Rayonier’s management and Pope’s management, involve uncertainties that could significantly affect the financial or operating results of Rayonier, Pope or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the proposed transaction involving Rayonier and Pope, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to (i) benefits of the proposed transaction to stockholders, employees and other constituents of the combined company, (ii) synergies and other cost savings as a result of completion of the proposed transaction, (iii) the expected timetable for completing the proposed transaction or integration of the two companies, (iv) general conditions in the geographic areas where Rayonier or Pope operate, (v) creating value for stockholders, (vi) changes in timber prices, (vii) changes in sales or contribution volume of developed properties and (viii) the availability of capital are each forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The following important factors, among others, could cause actual results or events to differ materially from those expressed in forward-looking statements that may have been made in this document: risks associated with achieving expected synergies and other costs savings; risks associated with the ability to complete the proposed transaction and the timing of the closing of the proposed transaction; the ability to successfully integration our operations and employees following the closing of the proposed transaction; the cyclical and competitive nature of the industries in which we operate; fluctuations in demand for, or supply of, our forest products and real estate offerings; entry of new competitors into our markets; changes in global economic conditions and world events; fluctuations in demand for our products in Asia, and especially China; various lawsuits relating to matters arising out of our previously announced internal review and restatement of our consolidated financial statements; the uncertainties of potential impacts of climate-related initiatives; the cost and availability of third party logging and trucking services; the geographic concentration of a significant portion of our timberland; our ability to identify, finance and complete timberland acquisitions; changes in environmental laws and regulations regarding timber harvesting, delineation of wetlands, and endangered species, that may restrict or adversely impact our ability to conduct our business, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires, which can adversely affect our timberlands and the production, distribution and availability of our products; interest rate and currency movements; our capacity to incur additional debt; changes in tariffs, taxes or treaties relating to the import and export of our products or those of our competitors; changes in key management and personnel; our ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust and changes in tax laws that could adversely affect beneficial tax treatment; the cyclical nature of the real estate business generally; a delayed or weak recovery in the housing market; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, especially in Florida, which also may be affected by changes in law, policy and political factors beyond our control; unexpected delays in the entry into or closing of real estate transactions; changes in environmental laws and regulations that may restrict or adversely impact our ability to sell or develop properties; the timing of construction and availability of public infrastructure; and the availability of financing for real estate development and mortgage loans; the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Rayonier or Pope; the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction; those additional risks and factors discussed in reports filed with the SEC by Rayonier and Pope from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Rayonier and Pope disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Rayonier and its subsidiary, Rayonier Operating Company LLC (“ROC”), will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Rayonier common stock and units representing partnership interests in ROC to be issued in connection with the merger. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of Pope seeking their approval of the merger-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAYONIER, POPE AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Rayonier at its website, www.rayonier.com, or from Pope at its website, www.poperesources.com. Documents filed with the SEC by Rayonier will be available free of charge by accessing Rayonier’s website at www.rayonier.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Rayonier at 1 Rayonier Way, Wildlight, FL 32097, and documents filed with the SEC by Pope will be available free of charge by accessing Pope’s website at www.poperesources.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Pope at19950 Seventh Avenue NE, Suite 200, Poulsbo, WA 98370.

PARTICIPANTS IN THE SOLICITATION

Rayonier and Pope and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pope in respect of the proposed transaction under the rules of the SEC. Information about Pope’s directors and executive officers is available in Pope’s Annual Report on Form 10-K and certain of its Current Reports on Form 8-K. Information about Rayonier’s directors and executive officers is available in Rayonier’s proxy statement dated April 1, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Rayonier or Pope using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.